Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: August 13, 2021

Presented below is a transcript of a live webcast on August 11, 2021, hosted by ICR, Inc. (“ICR”), which provides investor relations services to Shapeways, Inc. (“Shapeways”), of an interview of Greg Kress, Jennifer Walsh and Miko Levy, CEO, CFO and Chief Revenue Officer, respectively, of Shapeways, moderated by a senior research analyst of Lake Street Capital Markets, LLC, an advisor to Shapeways. On April 28, 2021, Shapeways and Galileo entered into a Merger Agreement, dated as of August 28, 2021, related to a proposed business combination between the parties.

Nikki Sacks:

Welcome and thank you for joining us today. I'm Nikki Sacks with ICR and I'm very excited to introduce Shapeways today. Shapeways is a leader in the large and fast growing digital manufacturing industry. Utilizing their purpose built, proprietary software, Shapeways makes industrial grade additive manufacturing accessible by fully digitizing the end to end manufacturing process.

Nikki Sacks:

Shapeways had entered into a definitive agreement to merge with Galileo Acquisition Corp, a SPAC, and upon closing, intends to be listed on the New York stock exchange. With us today are Greg Kress, CEO, Jennifer Walsh, CFO, and Miko Levy, Chief Revenue Officer. We'd like to thank Troy Jensen with Lake Street Capital Markets for moderating the session today. We'll save some time towards the end of the presentation to take questions from the audience so if you have a question, please type it into the question chat box that you see on your screen and we'll address as many as we have time for. Now, I'd like to turn this over to Greg to start with an overview of Shapeways. Greg?

Greg Kress:

Thank you so much, Nikki. First off, thanks for everyone for attending and joining to learn more about Shapeways. Shapeways is a digital manufacturing platform. We offer our customers access to industrial grade additive manufacturing from start to finish. We're a leader in the space. We offer our customers access to high quality, flexible, on demand manufacturing services with an expansive list of materials and technologies that we offer through our manufacturing sites.

Greg Kress:

The way that we're able to do that is through our purpose built proprietary software. We have proven history in this space where we've delivered over 21 million parts to our customers using 11 different additive technologies and 90 different materials and finishes. We typically deliver to our customers' end customer. So today, I hope that we can give you a little bit more context about the business, introduce you to the leadership team, and answer some of the questions that will be moderated by Troy.

Troy Jensen:

Perfect. All right. I'll take over. Thanks Greg for giving me the opportunity to moderate this call. For those that are listening in, I'm Troy Jensen. I work at Lake Street Capital Markets. I've been following 3d printing for about eighteen years now. So kinda fortunate that Stratasys is in my backyard and drove deeper over the last couple decades.

Troy Jensen:

First of all, Shapeways. Anybody out there that is considering looking at this space, I highly recommend going and checking out their site. We went on just to test drive the user experience for Shapeways. It's a pretty neat little part. I will tell you the website was very intuitive. Upload a CAD file, it shows you the part, you can turn it around and look at it. It gives you pricing options, delivery dates, material types. Enter a credit card, boom, within a couple days, this came. So a very slick process. Manufacturing theme seems to be picking up right now I think the Shapeways was well prepared.

Troy Jensen:

So to start off Greg, obviously an IPO or now SPACs, these are big branding events for a private company, right? All of a sudden, you're public, people see the balance sheets. I'm just curious to know: What has this meant to Shapeways? Have you seen an uptick in website searches? Are there hits on the website? Customer response? I'd just love to hear your thoughts on what the process has been so far.

Greg Kress:

Yeah, the process has been incredibly interesting so far. We had a very competitive process looking at different SPAC sponsors, going through the process of securing our pipe, and now working through the de-SPAC process, filing our S-4, doing SEC review comments, and getting very close to completing our process. In doing so, we've gotten a tremendous amount of press from the event, which ultimately, is very good for our brand. We've been able to communicate with our customers about it and it gives us additional opportunities to make those connections. I think what this does for Shapeways by taking the company public is it provides us a lot of brand validation. Shapeways is an incredible strong business. We have strong fundamentals, we have an incredible growth opportunity in front of us, and by taking the company public right now, it's incredibly validating to some of our biggest and best customers.

Greg Kress:

The second thing I would say is there's also a big opportunity for Shapeways to grow and expand our manufacturing capabilities in both the hardware that we offer our customers and the materials that we use to manufacture by aggregating and consolidating some of the smaller manufacturing players that are in the space today and giving them access to our platform and our software to make them more efficient and then accelerate the hardware and materials that we're rolling out to our customer base. So by being a public company, it also gives us more flexibility in accomplishing that goal because we have not only cash that we're generating from this transaction, but we also have equity and debt at our disposal to work through more interesting levels of transactions that we can do to help go and accelerate that. So yeah, we're really excited. This has been an incredible process so far. We've learned a ton. Every day we are excited about the next step.

Troy Jensen:

Yeah, perfect answer, and actually that transitions to my next question here. This industry is growthy, right? On that, it's been a probably mid-teens grower. It does feel like your industry has accelerated recently. What I'm hearing from resellers and these other public companies that are reporting is supply chain disruptions getting manufacturing closer to the end user, closer to the process, it does feel like there's a significant uptick industry right now. So hopefully, you're right in front of a big cycle.

Troy Jensen:

For you guys, you're going to go faster than the industry because of the investments that you're going to make with these proceeds. So I'd love to talk through how we get there. I always like to reference this slide and how you show you're going to expand into new materials, market expansion, new manufacturing technologies, and then the software as a service. When we get to software, I do want to spend more time because I think that's probably underappreciated for you guys and a little bit less understood, but let's just go through those steps, Greg, if we could. Can you talk about new materials? I know you do a lot right now in plastics and nylons. What types of polymers and composites... Help us out with that question.

Greg Kress:

Yeah, that's a great question. So as part of this transaction, there's four primary uses of proceeds to help drive the business moving forward. So we have this incredible software platform that we've developed over the last 10 years. We've spent over 100 million dollars getting to where we are today. So it's ready for scale. So as we bring in additional capital for the business, we're focused on four areas.

One is expanding the hardware and material capabilities that we offer through our manufacturing services. Shapeways doesn't make any physical printers, we don't produce any raw materials, but use those physical printers and those raw materials that are out in the space and we provide those services to our customers. So our customers getting access to more and more of those capabilities is an important part of our growth story.

The second is new market expansion. Shapeways historically has been a self-service business. So we see a lot of opportunity for us to build out our go-to-market through aligning our sales strategy with the hardware printer OEMs, the material OEMs, and then also expanding into Asia. We also see the opportunity to expand our manufacturing capabilities beyond just additive manufacturing to also include CNC injection molding, sheet metal, some of those more traditional manufacturing processes. We will not make those investments internally, but we will leverage our supply chain to be able to go do that.

Shapeways can leverage our software and our supply chain capabilities to capture more share of wallet from our customers because we know today that our customers' share of wallet... Roughly 20% of their share of wallet is really made up of additives. So there's a tremendous amount of opportunity to capture more of our customers' share of wallet by expanding into those additional more traditional manufacturing processes.

The last is our software as a service. The platform that we've built today is our differentiating factor. It allows Shapeways to achieve significantly higher gross margins than what you would typically see in the space. We do that because we fully digitize the end to end manufacturing process. It allows you a lot of efficiency to manufacture low volume, highly complex production at scale. We can offer that software to others to reap the same types of benefits. So we've started to deploy this software to a handful of design partners over the last year and we're now preparing ourselves for a full public launch by the end of this year.

Troy Jensen:

Yep. Okay, perfect. So I want to just spend a little bit more time on the fourth segment. So just new materials, first of all. You had said it's plastics and nylons. Obviously, you have a lot of Envisiontec in there and doing the polymers also. [inaudible] is that a big opportunity for you? Are you looking at composites and [inaudible 00:09:44] continuous carbon fiber? Can you expand a little bit more on the types of new materials and [crosstalk]?

Greg Kress:

Yeah. Today, we offer 11 hardware technologies across some of the most innovative players in the space and we offer 90 materials and finishes. All of them are really centered around polymers. So we have a lot of opportunity to expand not only in polymers itself, because we only cover roughly half of the polymers that are out in the space today, but there's also a significant opportunity for us to expand into industrial metals and we're just now getting started in that process. We've actually deployed some internal manufacturing capabilities with desktop metal recently, and we're getting ready to prepare and bring those types of things to market.

We also have the opportunity to move into composites, ceramics, and then we also know that there's a lot of future innovation taking place in the material space. If you know much about the market, there is a lot of innovation happening on the hardware level, and because of that innovation, it's enabling a lot of the big chemical companies to create significant amounts of new materials. What that does is it really allows for exponential end part applications because what you're seeing in some of these key markets, specifically industrial, medical, automotive, and aerospace applications is you have customers that now finally have access to hardware and materials to meet their finished part production.

So what Shapeways will be doing is we'll be aligning our growth strategy and the deployment of a new hardware and materials with the market needs. So over the next five years, we'll be investing over 100 million dollars in additional CapEx from a footprint perspective, new hardware perspective, to go and launch new technologies, and offer a wider range of capabilities for our customer base.

Troy Jensen:

Yep. Okay, perfect. So the market expansion... I know you touched on some of this, but just go down. I think about geographic. I think you said Asia. How big an opportunity, but that's also, for you, it's vertical specific, right? You can get more exposure to health care, more exposure to aerospace, industrials. Talk about the timeline. What comes first? Help us see that market expansion.

Greg Kress:

Yeah. I look at our market expansion in two different buckets. One is just going deeper into our verticals. Today, Shapeways covers customers across all the major verticals and we support customers of all sizes, but historically, Shapeways has always been a self-service business. These customers have found Shapeways organically, came to Shapeways and used our services all on their own. So over the last couple years, we've been spending more time with what we call our top 250 customers. These customers represent almost 60% of our revenue. These are customers with real value driven needs for additive manufacturing and they cross a ton of different verticals. Not only have those customers been growing with Shapeways over the last several years, but their economics continue to improve.

Greg Kress:

So this idea of starting with the customer, landing, and expanding is very critical to us. So what we're investing in now is not only sales resources to go and support those customers and grow them internally, but also to acquire new customers, and we're acquiring those new customers specifically with an outbound strategy aligned with the hardware and material manufacturers because typically, when they go out to the market and they try to sell equipment, there's a lot of friction in that process. It's a daunting exercise to choose the technology, to adopt it and bring it in house, to make the CapEx investment, to hire the teams. The ultimately, you have to optimize that with software. So using a service like Shapeways is a really strong down sell solution for the hardware OEMs and the material OEMs to use Shapeways. We see that on the polymer side and we see a lot of opportunity on the metal side as well.

Greg Kress:

The second piece of our market expansion is really Asia. Today, Shapeways really has little to no business in Asia yet we have supply chain partners that support our business in those markets. So there really isn't a leading digital manufacturing platform in market and we have an opportunity to ploy our front end, leverage the supply chain that we have today and then eventually, in source and build our own physical footprint in that region over time so that we can optimize gross margin further. So we're looking at this as a multi step process on how you-

And so we're looking at this as a multi-step process on how you enter Asia. I think what we'll do next year is we'll get started with just a front end for that market. And we'll leverage the supply chain that we've already created to go and service that market. And then over time, we'll continue to build that and establish a footprint over time.

Troy Jensen:

Okay. Perfect. All right. Now I know you hit some of these new tax too, but I just want a little bit more detail on the Metal launch, Desktop Metal timing. Is it a Q3, Q4 launch, but ramp next year, and also with Metals, would you look at other technologies outside of powered bed specifically DMLS or SOM or?

Greg Kress:

Yeah, that's a great question. And so we planned to have a Metal strategy, very similar to our strategy with Palmers. We're agnostic to the different hardware manufacturers, agnostic to different materials. We're really focused on providing manufacturing services and capabilities to our customers that meet their needs and they define what their needs are. Now, you got to get started somewhere and we found an incredible partnership with Desktop Metal. We've signed an MOU to form a multi-year strategic partnership to deploy their assets and their technologies to not only our existing customer base, but also new customers that may not have access to their technologies. And what this really does is it builds upon the long standing relationship that we already have in place with Envisionrec. Envisiontec has been an amazing partner of Shapeways over the years, and they were recently acquired by Desktop Metal.

And what we're doing is just really expanding that further. And so as of right now, we're launching a full Desktop Metal Cell in both our Long Island City manufacturing facility and in our Eindhoven manufacturing facility. And we will use that as a launching plan to go and scale, not only offering internally to our internal customer base, but also to new customers as we go to market with Desktop Metal. And ultimately they have tons of customers that want access to the technology. They don't necessarily have all the customers that are willing to make that investment all on their own. And so they can use a service like Shapeways to go and accelerate that.

Troy Jensen:

Yeah. Perfect. That'd probably be a lead generation vehicle for you too, right?

Greg Kress:

Exactly, yeah.

Troy Jensen:

Okay. So, timing wise though, is it a Q4 launch, but more of a-

Greg Kress:

We will be launching the actual offering in Q4. We're going to be testing it with some customers in this quarter, we have a very standardized process on how we launch new hardware, technologies and materials. It starts with a launching process where we do R&D. So the equipment is live, we're doing tests, we're learning how to use the machine and we're getting it up to production industrial grade levels. Then we bring on a handful of very targeted customers. And then we go and expand into a more public, but we launching this more publicly in Q4 and then we'll be scaling it into next year.

Troy Jensen:

Okay, perfect. So the last one I want to ask on manufacturing tech before we go to software is just, CNC and injection molding, I know you talked about going into partnerships. I just want to ask, companies like Protolabs have been able to digitize CNC injection molding and get good margins. That’s right up your alley but the strategy is going to be asset free versus buy your own CNC and injection molding.

Greg Kress:

Yeah. Specifically at first, right now we're not targeting to make investments in CapEx to support CNC injection molding, or sheet metal capabilities. But what we will be doing is making the investments on our software to be able to go support that. So we'll be investing in the technology to be able to upload those types of files, automatically price them, correct those files, building out the supply chain and managing the supply chain to go and manage it, doing all the pre-production work associated with those files. And then ultimately the one-piece manufacturing flows is very similar to what we do on additive.

So we'll be making a lot of investments on the software side and building up supply chain, but we see a tremendous amount of capacity in the space today. And so we want to leverage that excess capacity. These are more commoditized manufacturing processes. There's a lot of manufacturing capabilities that can do this well. We want to leverage that first. We'll go to market with that. It's an asset light model, and we'll continue to make investments on the additive side, right? This is where we're highly differentiated, right? There are very few players in this space that can do what Shapeways can do on the additive side. And so we'll continue to lean onto the most innovative hardware and materials on the additive space. And then we'll outsource the things that we see as more commoditized where you can get access to high quality manufacturing at scale.

Troy Jensen:

Yep. Okay. Understood. So now let's switch into software. So, like I said earlier, I think it's under appreciated you guys position there. I maybe misunderstood. So I just want to spend some time. I know you talking about digitizing and manufacturing, I think you talked about 10 million manufacturing sites and only 6% of them are digitized. So I would say industry software does seem massively fragmented, right? It's either customized applications that people are doing for themselves or some people doing some specific applications for it. So I like to go over all of your exposure and software, I've thought of them differently, how you group that would maybe be different than how I grouped them. But, I guess I think about the old processors, think about pre-production, I think about the workflow. Medical software website development stuff that you guys are doing that maybe others aren't, but let's start at the basis. What exactly are you offering in the software category?

Greg Kress:

Yeah, that's great. Let's start with the basics. What is our software offering and today Shapeways over the last 10 years has really built the full end to end manufacturing process digitally for low volume, highly complex manufacturing at scale. And what that does is our software is really broken into, I'd say, five different buckets. The first piece of our software is really our ordering software. And this allows a customer to basically upload a file, get instantaneous pricing, configure that across the different materials technologies that they need. And then to be able to create a checkout in a digital inventory, automatically. Shapeways software at its core does that out of the box. The second is most parts that are uploaded and purchased at Shapeways actually are not manufacturable. We auto-correct over 80% of the files that come into Shapeways. So the second part of our software is really the analysis piece and making sure that we can improve the manufacturing ability of a part.

So what our software does, it does automatic correction of those files, checking for new shells and interior triangular issues, and looks for issues that where you would run into in the manufacturing process. It makes those corrections. Now sometimes we do require geometry changes associated with the part. So we also offer our customer facing printability tools where they can see those issues themselves. And we provide them with automated workflows that go back and forth directly between the manufacturer, the manufacturing cell at one of the Shapeways sites and the end customer, and allows the customer, a visual, we do heat maps. We can identify shell issues or thin wall issues. And we can identify what those problems are for the customer. And we provide them with paths to go and correct that. And so whether they're using Shapeways from a design services standpoint, they're correcting this file on their own.

We're connecting them with a third party engineering firm. We give them a lot of different paths forward to increase the likelihood of success of their manufactured part. The third component of our software then manages that supply chain. So not only the supply chain inside of Shapeways, but also our supply chain partners. And we have about 50 supply chain partners that manufacturer roughly 40% of the revenue that flows through Shapeways and what our software does is, it looks at not only the capacity of that system, but also the capabilities of that system. And we use our smart demand allocation to allocate the 4 to 6,000 parts that come into shape was on a day-to-day basis out to that supply chain, the most efficient way possible. And the way they do that is our software generates the different cost routes associated for every part. And basically it allows you to identify the lowest cost path to actually deliver that part to your customer, through all the manufacturing process, post-processing and then ultimately logistics and delivery.

And our software manages that entire process. We then have all the pre-production software. This is the software that we use to aggravate orders across hundreds of different customers, thousands of different parts of what our software does is, it looks through that massive backlog of parts and it selects the different parts of that can go into one asset for a build perspective. And so what we can do then is get higher levels of revenue across the asset, the labor model and the material model, which enables us to get much higher levels of gross margin that you would be able to do manually. And so our software really manages that process. And then the last piece of our software manages those complex one part workflows from start to finish. So when a file gets uploaded to Shapeways, that file never really leaves our system digitally, right?

And so it goes step by step instead of downloading and uploading the third party software or managing work through some Excel documents or moving products with a thumb drive, our software does that entire process for the manufacturer. So we track every step of the process. Every person that touched the part, the material lot, the machine that was used, the post-processing, all the way delivery to the end customer. And what that allows us to do is have very high levels of quality and traceability on an individual part basis versus running a million parts through a process, where you can pick off a handful of parts in between and sample those parts. We're manufacturing one part of the time. We're not manufacturing the stock or manufacturing the order. And so what we want to do is help customers be able to manufacture one part at a time, but in a very efficient and high quality way. And that's what our software really does.

Troy Jensen:

Perfect. So Greg, let me think of these in different buckets and I want to go through with you, so I fully understand. I guess build processes is one area that some companies have exposure to or deal with yourself. I think it's slicing, maybe it does some nesting, but is that something that you guys would do try to-

Greg Kress:

Well, one inside of Shapeways, we've used all of the software that's in the market today, and we have our own internal software that we use to actually make those manufacturing builds, that does the build, it does the identification of the parts, the actual build process, and then the slicing associated with that build. And so for anyone that maybe has less understanding in the space, what the software actually does, it goes in and creates a three-dimensional build, where multiple parts are added into one build structure that goes into one machine from a manufacturing process.

And what that enables us to do is get higher levels of density and get more revenue per millimeter inside of that machine, because your cost structure of the machine really doesn't change, right? That the machine costs the same no matter what, the materials that are being used cost the same no matter what the labor model is the same. And so the more revenue and the more density you can get into that machine by aggregating orders across light customers, light parts into one manufacturing build, the most efficient way possible. You're able to achieve much higher levels of gross margin versus what you would typically see in a manual process.

Troy Jensen:

Okay, perfect. And then medical software, something like mimics. I don't think you're doing that, correct? Or at least not yet.

Greg Kress:

Yet. I'm sorry. You broke up there for a second. Can you repeat that?

Troy Jensen:

Medical software, like mimics. I don't think you guys are there, but just curious.

Greg Kress:

Yeah, that's accurate. Today we do service customers in the medical space, whether it's orthotics or customized knee braces, but there is no specific software dedicated just to medical at this point in time.

Troy Jensen:

Okay, perfect. So when I think about the other players publicly, that we know of, Materialize is doing about 12 to 14 million per quarter. Software 3d Systems just said yesterday on a call that they're doing about 10 million per quarter in software. But back to your comment, it's an untapped market, I guess I'd be curious to know, and maybe this is where we can pull in Miko. Yeah. How are you going to distribute it? How are these different packages going to be, are they all available day one? And the ramp of your software sales? Run through the model.

Greg Kress:

Yeah, that's a great question. We look at our software a little different than the others in the space, our software today, we have fully digitized that end to end manufacturing process. And as you mentioned at the very beginning of this section, there are 10 million manufacturers out there today. And very few of those manufacturers and the estimates are less than 6% of those manufacturers have actually digitized their processes. And so these are manufacturers that are mostly small and mid-size manufacturers that are never going to be able to make the investments to fully digitize their platform. And so they're going to look for an out of the box off the shelf solution. And so what Shapeways has really created over the last 10 years is that off the shelf solution. And so we think about our software, very similar to like a Shopify solution, where Shopify is providing tools to make small businesses more successful. Shapeways is doing the same thing with small manufacturers. What we want to do is provide our software that enables those manufacturers to do a couple of things. One, first and foremost-

... to do a couple of things. One, first and foremost, to move them online and to provide them a higher level of accessibility to their customers. And so today, their quoting process is offline, manual, back and forth through email, and can take months just to quote out an order for a part. What we can do for them is give them our entire ordering and file analysis software so they can move that entire process online and drive a much higher level of accessibility for their customer base. The second thing is we have the opportunity to dramatically increase their productivity. This is where they would use the back half of our software, all of the pre-production and the manufacturing software that they could use internally to go in and improve their labor model, the efficiency of their assets, and the material usage, delivery directly to the end customers so they can deliver very, very high quality products to their end customer in a more efficient way.

And then the third thing, our software does, it allows them to expand their capabilities through leveraging the overall network. And so that's where they would use Shapeways' supply chain software. And the supply chain software then allows them to offer more manufacturing, capabilities, more access to hardware, and more materials without making the CapEx investment. And so what we're doing for our customers is we're allowing them to use Shapeways and Shapeways' partners as part of their supply chain, where they get a discounted manufacturing model behind the scenes, and they can add a take rate to that and offer those same manufacturing services to their customer, capturing more share of wallet, managing that in customers' buy, and giving them access to the total capabilities that are out in the market today without making any of those hard CapEx investments.

Troy Jensen:

Okay. Let's give Miko a few minutes just talk about, do you guys have a rate distribution in place to sell software versus selling parts historically?

Miko Levy:

Sorry, Troy, you got cut off. Can you repeat the question again?

Troy Jensen:

Yeah. Just talking about distribution, do you guys have the right sales channels in place to to sell the software given when you started you just sold parts? I don't know if it's a different channel and if that's some of the investments, but just talk about how you're going to monetize the software.

Miko Levy:

Great question, and yes, you're absolutely right, this is a very different monetization than producing parts. We're basically, as Greg mentioned before, we're working today with a few design partners on our software to really understand what's the best way for them to actually use it, how they're using it, whether they actually need, what parts of the system they're using, what parts of the system they're not using. We're getting great feedback in our R&D and product working with them. Alongside those lines, we're actually training a team to go in about and actually scale and find more manufacturers for us to actually go in about and implement the software later on this year.

Troy Jensen:

Okay.

Greg Kress:

And maybe just to jump on that one more point, Troy. So far with our design partners, we've been monetizing this through upfront implementation fees. So there's an initial fee to get started. There's then ongoing licensing fees on a month to month basis where they're paying for, and this is really the size, scale, and scope of their usage, depending on the number of users and things like that. And then the third piece of monetization really comes from what we see as a variable rate associated with what flows through the system. So very similar to what you would see with a pricing model of, say, Shopify, where Shopify has an up one implementation fee, ongoing licensing fees, and then a variable percentage associated with what flows through the system.

Now, the interesting thing about Shapeways though is Shapeways actually can monetize this one additional way, and it's because we do the manufacturing ourselves. By offering our software customers access to more capabilities, they can use Shapeways as a supply chain partner to do that manufacturing, which enables us to drive more manufacturing revenue back to Shapeways in some of our key materials and technologies.

Troy Jensen:

Yep, perfect. [inaudible] for all the software? And then I want to go to Jennifer next so we can do [inaudible].

Greg Kress:

Yeah, so we're planning on launching the software at the back half of this year, and we will be focused on providing the software to some of the key customer targets that we've identified in our testing so far. And so at one point I would note is, at the very beginning of the conversation you had mentioned that there are players in this space very focused on providing software to the additive space. We actually can provide our software to any small manufacturer. Because those small manufacturers really want to offer additive services, but they're not willing to make the CapEx investment. But our tools and software are built to really manage low volume, high mix production flow, not really the technology. And so there will be investments that we'll make, but really our target audience on the software side is significantly larger than just the small piece of the additive market.

Troy Jensen:

Great point, Greg, I didn't think about that thoroughly, but you seem to have a bigger investment market than the existing 3D software [inaudible]. All right, Jennifer, return here. Maybe help us out with what is supposed to be the [inaudible]. So do you want to talk about the SPAC process and timing? Anything you can share on the process here?

Jennifer Walsh:

Sure. Well, things are progressing well. We're about to respond to second round SEC comments and our current timeline has us listing in the back half of September. So by the end of the quarter, we should be closed and ready to go.

Troy Jensen:

Public and all balance sheets loaded up and ready to spend, right?

Jennifer Walsh:

Mm-hmm (affirmative).

Troy Jensen:

All right. So I know you speak specifics about Q2 demand, but can you just let us know when we will find out how Q2 was for you guys?

Jennifer Walsh:

Yeah, you'll find out very soon. Again, as soon as we refile with the SEC our S-4 and make our announcement. It'll be hopefully by the end of the week.

Troy Jensen:

Okay. S-4 and will you have a press release also highlighting quarterly results?

Jennifer Walsh:

Yeah.

Troy Jensen:

Perfectly. It makes it easier for us so thank you. Appreciate it.

Jennifer Walsh:

Mm-hmm (affirmative).

Troy Jensen:

I always like that one slide that shows the revenue build on the core versus new. In my mind, it's really 21 forecasts are all based on just the core business and what we're seeing right now. 22 is new additive technologies metals. But can you just talk us through that revenue build?

Jennifer Walsh:

Yeah. One of the things that we're really excited about is that we have multiple ways to win. So, again, starting with our core and we're defining core as the materials and technologies we have in our portfolio right now that are launched. So, again, primarily polymers, 11 technologies, 90 materials and finishes. So, that's how we're defining our core. We've been tracking our core business for many, many years, and we have that forecasted out using a cohort based forecast with historically similar metrics going forward. On top of that, we're layering new additive launches such as industrial metals, like the desktop metal cells that we're launching. So really the difference there, it's all additive. It's what we do all day long. The difference there is just new stuff yet to be launched versus stuff we have in our portfolio today.

So that's the bulk of our revenue forecast going forward, is additive. It's what we've been doing for many years. We know how to launch and optimize additive technologies. On top of that, we're layering to new revenue streams. So the first is our software. We already have paying customers, as Greg noted, design partners we hope to launch in the back half of this year, and we're excited about what's to come with our software. So we know, again, that we have lots of different types of potential customers and we also know that our software customers will create a bit of a revenue loop with our manufacturing, like we talked about. So we have that forecasted in. And then on top of that, we have traditional manufacturing technologies. So CNC, injection molding, sheet metal. We're going to do that via our supply chain, as Greg mentioned, so that's not where the CapEx investments will be made.

But there, again, we know that there's opportunity out there. You mentioned some of our publicly traded comps that are predominantly traditional. So we know there's opportunity out there. And we also know that sometimes additive customers graduate out of additive and into those traditional technologies so it will allow us to keep our customers longer. So the way that's forecasted, as you saw in the investor deck, is the bulk of our forecast is all additive, whether it's current core or new, and then we have on top of that software and traditional. We think there's opportunity for the mix in the future to look a little different. But, again, we have multiple ways to win as I started and we're excited about all four of them.

Troy Jensen:

Great. So when I look at the core, I always love, you know the slide I'm talking about?

Jennifer Walsh:

Yeah. I know it well.

Troy Jensen:

I'm sure you do. But, I mean, it looks like the core is just growing. Nothing aggressive, right? Maybe it's a 20%, 25% debit to growth rate.

Jennifer Walsh:

Yeah.

Troy Jensen:

And then you guys accelerate that. This is how you guys get to your market.

Jennifer Walsh:

Yeah.

Troy Jensen:

... greater than industry. Mainly it's coming from the new additive technologies, but it looks like you don't forecast a lot from CNC and software. And back to the software category, and we feel like at 2023, it's only maybe an $8 to $10 million contribution, I can't quite see the numbers.

Jennifer Walsh:

Yeah, again, those are launched as we haven't even officially done yet. So I think we're being relatively conservative with those two new launches and we think there's opportunity for the proportions to be different in the future, for sure. But again they're not even out there.

Troy Jensen:

I see. I get it. It's a new area for you and you don't have [inaudible] potential upside if you guys can do well there.

Greg Kress:

Troy, sorry, one other thing I would say is, if you look at both of those from an assumption standpoint, looking at, say, more traditional manufacturing or only estimating that this grows to become 15% of our total revenue by 2025. And we know that there are public comparables, like you noted, that are 80% of their revenue comes from that. And so we're taking a very conservative approach to this because we think that that it's new to us, but there's also upside. And then the second thing I would say is, on the software side, we are projecting that we only grow to 2,500 customers that spend an average of $3,000 a month with us by 2025. And so with that, there's also a lot of upside. And so when you start thinking about the population of number of manufacturers out there, obviously, it's significantly more than 2,500, and from what we've seen already with our design partners, the willingness to pay is much more than 3,000.

So if you start to do other math with those assumptions, it becomes a very big number. And I think to just second what Jennifer said, I think the mix of revenue over time could become more disproportionate on the software side.

Jennifer Walsh:

Mm-hmm (affirmative).

Greg Kress:

Because, again, I'd rather exceed expectation on this since it's brand new. We wanted to go in and be able to stand behind these assumptions to investors in a real way. And so there's a lot of opportunity here.

Troy Jensen:

Yep, I'd agree. That's a good set up. Revenue upside inside margins of the profitability. And on the profitability and margins, back to Jennifer, gross numbers have great over the past two years, right? I think in '19, you're at 36%, in '20, you're at 44%.

Jennifer Walsh:

Margins, yeah.

Troy Jensen:

Gross margins, yeah. So you can just talk about just the progression of gross margins? It seems like it's going to be one big year going from 46 to 49, but then after that, gross margin forecasts seem. to be very conservative.

Jennifer Walsh:

Yeah. So we've made incredible progress on gross margins over the last several years. As you noted, we achieved eight points of improvement between '19 and '20, and we're showing more improvement again in '21, as you'll see in a couple of days. The reason that improvement starts to level out is a couple of things. Number one, it's new launches. So when you launch a new technology, you start out at a lower gross margin until you've optimized, until you're at capacity. So that takes a little bit of time and we're factoring that in until those technologies get to full-scale. So some of that is new technology launches. Some of that is the introduction of traditional manufacturing technologies. As we noted, we're not going to do that in house. We're going to do that externally through our supply chain, that will be at lower gross margins.

So there, again, I think we have opportunity in our gross margin to show further improvement. We know that our software has made a huge difference in our facility efficiency, and we're going to be continuing our software development. So that's an area of opportunity for gross margin. We have smart decision points along the way about when it makes sense to in-source versus out-source new materials. That's a big factor. And then software sales are also a big factor. Our software is at a higher gross margin than our manufacturing. So, again, the mix of software in the future will impact gross margin. And as you noted, that's not a huge proportion right now in our forecasts, software. So we still think there's opportunity to improve on the gross margins we have in that forecast.

Trinity to improve on the gross margins we have in that forecast. But you know, one of the other things that I want to point out is that that forecast assumes organic. So that assumes all of those CapEx investments are happening internally. And one of the things we're exploring is the opportunity for inorganic growth. So think buy versus build, right? So by making those CapEx investments in our own facilities, that's the build and I'm sure we'll do a lot of that, but I also think there's opportunity for us to buy other players in the space that already have those technologies launched. So that could be another way to launch new technologies. So they'll have the customers, they'll have the facility, they'll have the technology. So where we do buy versus build, I think also has potential to impact our gross margins in the future.

Troy Jensen:

So you guys actually teed up my next question, build here. To that point and your guidance does say organic, chance to acquire something that's going to get you into aerospace, and it's going to get you an automotive, qualification, certifications. I mean, I could see somebody coming in organically, you can accelerate the opportunities and get you building, it's going to get you know how to operate the machines instantly [crosstalk].

Jennifer Walsh:

Absolutely. We're exploring those opportunities. We've identified 10 potential acquisition targets that could drive over 150 million in near term revenue. So the way we're thinking about that is again, accelerating the new launches. So we're looking at opportunities that could expand our geographic footprint and obviously our customer footprint, but also opportunities that are in technologies that we don't have in our portfolio today. So it could be a way to accelerate that additive new launch technology bar of that revenue, that chart that you showed. So we think there's a lot of opportunity to explore inorganic growth to accelerate. And Greg, I know you're dying to say something, so I'll let you go.

Greg Kress:

No. I totally agree. I think the just a second, what Jennifer said, it's a highly fragmented industry and we have a platform that can dramatically improve the efficiency of a lot of those players. And so it allows us to create a lot of instantaneous shareholder value by kind of creating this, rolling some of these in from an umbrella standpoint. And again, like we'll make the decision whether we want to build out a facility, build out the labor model, acquire machines, or we can reallocate that CapEx to maybe players that are already in the space. And there may be efficient ways for us to do that to create real shareholder value. And it might be a better use of capital, but we'll be making those things along the way.

Troy Jensen:

Perfect. Well, I was told to hand the call to Nikki at 10:45 Central and I'm going to be punctual Nikki.

Nikki Sacks:

All right. Thank you, Troy. Okay. As a reminder to anyone participating online, if you have a question there is a Q and A chat box, just put your question in there and we will get to as many as we can.

This first question I'm actually going to ignore only because you'd literally just answered it. How do you view the role of M and A in Shapeways' growth? So we just covered that. Is there anything additional you didn't say that you want to add? I think it's pretty well covered.

Greg Kress:

I think we're good.

Nikki Sacks:

Yeah. Okay. This next question has been covered in pieces, but I think maybe we can bring it together in a single question. So recently the additive and digital manufacturing space is getting much more crowded in the public markets. Can you just highlight what really differentiates Shapeways?

Greg Kress:

That's a great question. And there is a lot of things happening in this space. So you've seen not only the legacy added manufacturing players that are public that are out there today, you also see a lot new hardware players entering the space. But you also see some digital brokers, these are companies that are aggregating volume and then auctioning that volume off to small manufacturers. You also have some other digital manufacturers that are currently just started their SPAC process. I think the thing that really differentiates Shapeways is our software. At the end of the day, we are a best in class manufacturer of additive services. We consistently deliver incredibly manufactured goods to our customers, they become deeply integrated and relying on our business and we do it with best-in-class KPIs. So we do a really, really good about our manufacturing services and really the only way that we can do that at such scale and breadth is our software.

Our software is proven, we have been using this for the last 10 years to run our business and the proof is in our gross margin, right? What Jennifer just described, the fact that we're able to offer our customers competitive pricing, and we're able to deliver those goods with such high levels of quality at the gross margins that we do really is all because of our software and what we've digitized from an end to end perspective. And now that we're offering that up to other manufacturers use. So really what differentiate Shapeways is the software platform and the work that we've done over the last 10 years to get it to where it is today.

Nikki Sacks:

Great. Okay. I'm going to jump around since we're talking about the public markets here. So one question is how is the cost savings, if any, from de-SPAC-ing versus going the traditional listing route, how's that going to be allocated to deliver an advantage in the short term? So I guess, use of proceeds and how you're going to invest that.

Jennifer Walsh:

We didn't pursue this to save money relative to an IPO, that's not why we went this route. I don't know how much money we're actually saving relative to IPO-ing to be honest. But look, we're excited about what we plan to do with the proceeds. We plan to invest in OPEX to fuel our growth. So hiring marketing operating, and we plan to invest in new technology deployment like industrial metals. And we would have done that, whether we went SPAC or IPO or anything else, that's really where we're going to be focused in terms of use of proceeds and hopefully, maybe some M and A as well.

Greg Kress:

Yeah, I would just second, what you just said Jennifer. Our strategy for the business has not changed depending on the route. I think what this SPAC process does for us is allows us to accelerate some of those ideas and to move faster and to continue to position ourselves as a leading digital manufacturing platform in the space.

Nikki Sacks:

Okay. Switching gears a bit. Can you talk about your key customer segments and how that has evolved over time and then where is your biggest opportunity going forward?

Greg Kress:

Yeah, that's a great question. And I would encourage everyone to take a look at our most recent management presentation because we spent a little bit of time talking about our top 250 customers. But in general Shapeways has always been a self-service business, right? So the customers that have been coming into Shapeways have not been aligned with any one specific vertical, but they really have spread across verticals. And what that's created is a very well-balanced customer group across our top 250 customers in all the major verticals that are using additive manufacturing services like this.

With that being said, I think what's happening in the market right now, specifically the innovation in hardware, new materials coming to market, the adoption across industrial medical automotive aerospace type application. It'll allow us to lean into those verticals even further with a dedicated approach, dedicated hardware and material capabilities, dedicated certifications and processes required for those industries. And so I think from a growth perspective moving forward you'll see more and more of that.

So what I see is we have an incredible base of business today that is very diverse and spread across a lot of industries and we have experience in all of those major segments that I just described. And so we're well positioned to further support those customers with a go to market strategy, acquiring new customers, and then also investment new hardware and material capabilities moving forward.

Nikki Sacks:

Excellent. Okay. We are actually done with questions. I'm going to give it back to Greg to provide some closing remarks and thank everyone for their time participating today.

Greg Kress:

Yeah. Thank you to everyone for taking the time, learning more about Shapeways. Obviously we're really excited about what we're doing. We see a lot of opportunity in the market and we think that Shapeways is well positioned.

A couple of things I'll leave you with. This is a very large, fast growing exciting market. Manufacturing has not been digitized and there's a large opportunity for this further digitization to take place. I think Shapeways is uniquely positioned by offering a combination of flexible on demand manufacturing services that is really differentiated by the purpose-built proprietary software that we use to go and manufacture those products. We're agnostic to different hardware and material providers that are out in space today. So as the market will shift over time, we can adapt to the shifts that take place and we can support our customers through that. We also have broad use across different customer verticals, customer types, but we're really just scratching the surface. There's a lot of opportunity for us to further expand our go to market and build deeper customer relationships in these verticals to drive growth.

We have very experienced team on the table, some of the best in class people in additive work at Shapeways. We have a leadership team with experience in manufacturing, software and SAS. And we have an incredible group of investors that have gotten Shapeways to where we are today. These investors are not only participating in the pipe, but the rolling over a hundred percent of their holdings into the new transaction. Like they're deep believers in this space and these are tier one venture capitalists that have helped us and shepherded us to where we are today. And as Jennifer talked through, but this is a very scalable financial model with lots of ways to win. And we have de-risked our growth strategy across several different growth opportunities that can even be further accelerated through some consolidation of the fragmented market. And so we're really excited about Shapeways, where we are today and the investment opportunity for investors.

Nikki Sacks:

Thank you. So that was a great wrap up and a good way to end. However, we did get one additional question on a topic we didn't really discuss. So, we have a few more minutes. I'm going to take you back in.

Greg Kress:

Okay.

Nikki Sacks:

Can you talk about your API and kind of talk about the percentage of your top 250 that are utilizing your API and what the opportunity is?

Greg Kress:

Yeah, that's a great question. So our software has an open API that sits on top of the entire platform. We allow our customers to integrate into any different component of our platform so that they can use us as a critical component of their supply chain. This also offers out of the box integrations with platforms like Shopify, Etsy, Amazon. We have custom APIs in place with NetSuite, Google, different ERP systems that customers might be using. But the idea behind it is to become deeply integrated with our customers so that as they go and run their business transactions are automatically happening behind the scenes of the Shapeways. And they can use us as a real critical component to their business without having to worry about batch ordering, and going in and managing different suppliers, we remove a lot of that friction.

Some of our biggest customers are on an API and placing hundreds of orders with us today. And so if you look at our total revenue base over half of our revenue we really see coming in through what we would consider an API. This is a store that's automatically integrated into our manufacturing system and it's just flowing in through the business. And so it speaks to those deep loyal customers that Shapeways has because of those deep integrations that we have in place.

That's a good question, Nikki. Thanks for bringing me back here.

Nikki Sacks:

All right. Thank you. Okay, so now I'm officially going to say, we are done with questions. You do not need to repeat your entire conclusion. It was very well said. So thank you everyone for your participation today, Greg, Jennifer, and Miko are always open to any follow-ups. Feel free to reach out to me, I'm happy to make any introductions. And you know, we look forward to the ongoing conversation and seeing where Shapeways goes. And thanks again, Troy, for your questions and for moderating the session today.

Greg Kress:

Thanks everyone.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. Shapeways has delivered over 21 million parts to 1 million customers in over 160 countries.

About Galileo

Galileo Acquisition Corp. raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U,” “GLEO” and “GLEO.WS.” Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities with an initial focus on targets operating in the Consumer, Retail, Food and Beverage, Fashion and Luxury, Specialty Industrial, Technology or Healthcare sectors which are headquartered in Europe or North America, and that have a European and North American market nexus. Galileo is led by a serial SPAC sponsor team having successfully completed four business combinations, in addition to Shapeways. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

On June 9, 2021, Galileo filed a registration statement (the “Registration Statement”) on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement / prospectus in connection with the proposed business combination, which is available on the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements included in this transcript are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this transcript, regarding Galileo’s proposed acquisition of Shapeways, Galileo’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, market opportunity, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this trnascript, and on the current expectations of the respective management of Shapeways and Galileo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Shapeways and Galileo. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Galileo or Shapeways is not obtained; failure to realize the anticipated benefits of the proposed transaction; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that Shapeways faces significant competition and expects to face increasing competition in many aspects of its business, which could cause our operating results to suffer; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that if Shapeways fails to grow its business as anticipated, its revenues, gross margin and operating margin will be adversely affected; the risk that if Shapeways’ new and existing solutions and software do not achieve sufficient market acceptance, its financial results and competitive position will decline; the amount of redemption requests made by Galileo’s stockholders; the ability of Galileo or Shapeways to issue equity in connection with the proposed transaction or in the future, and those factors discussed in Galileo’s Registration Statement, under the heading “Risk Factors,” and other documents Galileo has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor Shapeways presently know, or that Galileo nor Shapeways currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Galileo’s and Shapeways’ expectations, plans, or forecasts of future events and views as of the date of this transcript. Galileo and Shapeways anticipate that subsequent events and developments will cause Galileo’s and Shapeways’ assessments to change. However, while Galileo and Shapeways may elect to update these forward-looking statements at some point in the future, Galileo and Shapeways specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo’s and Shapeways’ assessments of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Information Sources; No Representations

The information in the release does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Galileo derived entirely from Galileo and all information relating to the business, past performance, results of operations and financial condition of Shapeways derived entirely from Shapeways. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this transcript. To the fullest extent permitted by law in no circumstances will Galileo or Shapeways, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this transcript, its contents, any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Shapeways has been derived, directly or indirectly, exclusively from Shapeways and has not been independently verified by Galileo.

Additional Information and Where to Find It

In connection with the proposed transaction, Galileo has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus of Galileo, as may be amended from time to time. Galileo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.

INVESTORS AND SECURITY HOLDERS OF GALILEO ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, WHICH WAS FILED WITH THE SEC ON JUNE 9, 2021 AND INCLUDES A PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH GALILEO'S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE PROXY STATEMENT/PROSPECTUS CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF GALILEO AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the proxy statement/prospectus, the Current Report, and any other documents filed by Galileo with the SEC, free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the proposed transaction of Galileo's and Shapeways’ directors and officers in Galileo’s and Shapeways’ filings with the SEC including the Registration Statement which includes a preliminary proxy statement/prospectus of Galileo for the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investor Relations

investors@shapeways.com

Media Relations

press@shapeways.com